

March 10, 2022

Roberto F. Bel
Senior V.P. and Chief Financial Officer
New Jersey Resources Corporation
1415 Wyckoff Road
Wall, NJ 07719

> **Re: New Jersey Resources Corporation**
> **Form 10-K for the year ended September 30, 2021**
> **Filed November 18, 2021**
> **File No. 001-08359**

Dear Mr. Bel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 44

1.   We note you have identified utility gross margin and financial margin as non-GAAP measures used to evaluate operating results of the Natural Gas Distribution segment and Energy Services segment, respectively. We note utility gross margin is defined as natural gas revenues less natural gas purchases, sales tax, and regulatory rider expenses and financial margin is defined as revenues earned from the sale of natural gas less costs of natural gas sold including any transportation and storage costs, and excludes any accounting impact from the change in the fair value of certain derivative instruments. Please tell us how you considered reconciling utility gross margin and financial margin to the most directly comparable segment GAAP measure, fully-loaded GAAP gross margin. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Brian McAllister at (202) 551-3341 or Myra Moosariparambil at (202) 551-3796 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation